Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda
October 26, 2010
Mr. Tom Kluck
Legal Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Primus Guaranty, Ltd. Form 10-K for the year ended December 31, 2009 Forms 10-Q for the quarters ended March 31 and June 30, 2010 Proxy Statement on Schedule 14A, Filed April 1, 2010 File No. 1-32307
Dear Mr. Kluck:
On behalf of Primus Guaranty, Ltd. (“Primus” or the “Company”), I am writing in response to your comment letter dated September 30, 2010 regarding the filings referenced above.
The Company has addressed all of your comments resulting in enhanced or additional disclosures in the context of future filings.
For your convenience, the Company has restated your comments in the September 30th letter in full followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Cautionary Note Regarding Forward-Looking Statements, page 3
1.	We note your reference to the Private Securities Litigation Reform Act of 1995 and the safe harbors provided thereunder. Given that your shares appear to meet the definition of penny stock found in Exchange Act Rule 3a51-1, please explain to us why you are eligible to take advantage of these safe harbors or confirm that you will remove such references in future filings until you are eligible to use them.
Response:
We confirm that we will not include similar references in future filings to the U.S. Private Securities Litigation Reform Act of 1995 and the safe harbors thereunder in future filings with the U.S. Securities and Exchange Commission (the “Commission”) if our common shares meet the definition of a “penny stock” in Rule 3a51-1 under the U.S. Securities Exchange Act of 1934.

Item 1. Business
Risk Management Policies and Oversight, page 7
2.	We refer to your statement on page 7 that the Finance and Risk Committee of your board of directors reviews and approves your risk management policies. Please explain whether you have established any risk limits, if the limits are binding, and if you exceeded the limits. If you do have risk limits in place that can be waived, please describe the process for doing so. Confirm that you will provide comparable disclosure in your future filings. Also, please tell us what consideration you have given to describing and quantifying specific risk limits that apply to your business.
Response:
The Finance, Investment and Risk Committee of the Company’s board of directors has approved the Company’s risk management policies, which include risk limits appropriate to the Company’s operating and investing activities. The Chief Risk Officer of Primus Asset Management, Inc. (“Primus Asset Management”), a subsidiary of the Company through which the Company provides asset management and other services to other affiliates under the control of the Company and third parties, reports on a quarterly basis to this Committee, and his reports include information on the compliance with such limits. To the extent of any non-compliance, which may result from market movements or other non-volitional acts of management (as for example when a ratings agency downgrades a corporate bond), as well as from inadvertent mistakes or errors, the Chief Risk Officer identifies such non-compliance in his report and describes the corrective action, if any, implemented.

There have been two instances of potential non-compliance with an established investment limit. One occurred when bonds with split ratings nonetheless were permitted to be acquired based on the Company’s internal credit analysis confirming the higher of the two ratings. The other occurred during re-balancing of the investment portfolio when an industry concentration limit was exceeded; the excess positions existed for less than a week and were brought below the limit following discovery at no loss to the Company.

If it is determined that a waiver of or a change in the relevant limit is appropriate, management will present its proposal and seek the approval of such Committee prior to effecting any such waiver or change. Separately, Primus Asset Management’s Head of Internal Audit provides a quarterly compliance checklist to the Audit Committee of the Company’s board of directors that covers, among other things, compliance matters associated with the Company’s operating and investing activities.

The Company notes that, as it has publicly announced, it is in the process of divesting the third-party asset management business conducted through Primus Asset Management. Simultaneously, the Company is focusing on managing and preserving the value of Primus Financial Products, LLC and its subsidiaries (“Primus Financial”), through which the Company conducts its credit protection business and which, as it also has publicly announced, is in amortization. As a result, the Company respectfully notes that it expects to modify its currently effective risk management limits, risk management personnel, processes and oversight in a manner that is appropriate to its reduced operating activities. Accordingly, the Company undertakes to provide appropriate disclosure of such limits, personnel, processes and oversight as exist at the time it is required to make its future filings.

The specific risk limits that apply to the Company’s current business have been designed and are quantified to take into account the investment limits, guidelines and objectives of the investment vehicles managed by Primus Asset Management, the cash investment portfolio of the Company and of Primus Financial, and Primus Financial’s operations as a credit derivatives product company (“CDPC”).
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 58
3.	We note your disclosure on page 5 that 44% of your single name credit swap portfolio is denominated in Euros. Please tell us your basis for excluding a discussion of foreign currency exchange rate risk from this section. In the alternative, please provide us with the information required by Item 305(a) of Regulation S-K. Provide us with your proposed disclosure and include such disclosure in future filings as applicable.
Response:
We confirm that approximately $5.9 billion in notional amount, or 44%, of Primus Financial’s single name credit swap portfolio was denominated in Euros at December 31, 2009.
Euro-denominated credit swaps constitute 34% of Primus Financial’s total credit swap portfolio of $17.5 billion in notional amount, which includes single name credit swaps, tranche transactions and credit default swaps on asset-backed securities (“CDS on ABS”) as at December 31, 2009. The tranche transactions and CDS on ABS were denominated exclusively in U.S. dollars.
The total fair value or mark-to-market on Primus Financial’s portfolio of credit swaps at December 31, 2009 was a net liability of $689.7 million. The mark-to-market value of the Euro-denominated single name credit swaps was a liability of approximately $84.2 million, or 12.2% of the net mark-to-market liability of the total portfolio of credit swaps. A 10% sensitivity change in the value of the Euro against the U.S. dollar would have increased or decreased the value of this liability by approximately $8.4 million, which represents 1.2% of the total mark-to-market liability of the credit swap portfolio at December 31, 2009. We believe that these amounts are not material to our consolidated statements of operations for the year ended December 31, 2009, based on total revenues and net income available to common shares of $1.51 billion and $1.46 billion, respectively.
Based on these facts and the amounts noted, we believe that foreign currency exchange risk is not material to our consolidated financial statements and accordingly have excluded such discussion. We are aware of the disclosure requirements provided in Item 305(a) of Regulation S-K and to the extent our analysis indicates that foreign currency exchange risk is material to our consolidated financial statements we would provide the appropriate disclosure in future filings.

Exhibits
4.	We note the agreements associated with the following disclosure:
•	July 9, 2009 acquisition of CypressTree Investment Management, LLC, page 4;

•	May 22, 2009 Rights Agreement with Mellon Investor Services, LLC, page 22.
Please file these agreements as exhibits with your next periodic report or in the alternative, please tell us why such agreements should not be filed. See Item 601(b)(10) of Regulation S-K.
Response:
The transaction between Primus Asset Management and CypressTree Investment Management, LLP (“CypressTree”) pursuant to which CypressTree became a subsidiary of the Company was not deemed by the Company to be material to the Company in that the purchase consideration paid for CypressTree was equal to the excess over net book value acquired of approximately $8.3 million, a portion of which was contingent and payment of which principally was made over a 12-month period. Accordingly, the agreements associated with the CypressTree acquisition were not considered material contracts within the meaning of Item 601(b)(10) of Regulation S-K.
The Company filed its Rights Agreement with Mellon Investor Services, LLC as Exhibit 4.1 to its Current Report on Form 8-K filed with the Commission on May 29, 2009 reporting on Item 3.03 of such Form a material modification to rights of security holders. The Company also incorporated by reference this filing as Exhibit 4.1 to its Form 10-Q for the period ended June 30, 2009 filed on August 7, 2009. The Company also will incorporate by reference the original May 29, 2009 filing in its next Annual Report on Form 10-K.
Form 10-Q for the Period Ended June 30, 2010
Condensed Consolidated Statements of Operations, page 4
5.	Please revise in future filings to present net interest income in accordance with Article 9 of Regulation S-X. In addition, tell us how you considered the disclosures required by Industry Guide 3. Refer to SAB Topic 11K.
Response:
Article 9 of Regulation S-X specifies the form and content of and requirements for financial statements for bank holding companies filing with the Commission.
We currently conduct business through two principal operating subsidiaries, Primus Asset Management and Primus Financial. Primus Asset Management acts as a manager of the credit swap and cash investment portfolios of Primus Financial. Additionally Primus Asset Management, directly and through CypressTree, manages collateralized loan obligations (“CLOs”), collateralized swap obligations (“CSOs”), investment fund vehicles and separately managed accounts on behalf of third parties.
Primus Financial is a Delaware limited liability company that, as a CDPC, was established to sell credit protection in the form of credit swaps.

As a registrant, we are registered under the Standard Industry Code of 6200 in the category of Security & Commodity Brokers, Dealers, Exchanges & Services and not as a bank holding company.
Based on our operations, we believe that the requirements under Article 9 and Industry Guide 3 with presenting net interest income are not applicable to us and would not be material or relevant to readers or investors for an understanding of our financial statements. In addition, we are not engaged in any material lending or deposit activities that would requires such disclosure and as such would not be relevant to investors’ comparison to our peer group.
Notes to Condensed Consolidated Financial Statements, page 7
Financial Instruments and Fair Value Disclosures, page 24
6.	Please revise in future filings to separately disclose changes in Level 3 assets and liabilities attributable to purchases, sales, issuances, and settlements. Refer to ASC 820-10-50-2.
Response:
In accordance with Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820), separate disclosures of changes in Level 3 assets and liabilities attributable to purchases, sales, issuances, and settlements are effective for fiscal years beginning after December 15, 2010. Accordingly, the Company will present this information on a separate basis commencing with the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2011 and subsequent reporting periods.
Proxy Statement on Schedule 14A, filed April 1, 2010
Benchmarking, page 19
7.	We note your disclosure on page 19 that Mercer provides you with benchmarking data with regard to a group of undisclosed asset management companies. Please provide us with a discussion of where you targeted your executive compensation within your peer group. This disclosure should include a discussion of where actual payment fell within your targeted parameters. See Item 402(b)(2)(xiv) of Regulation S-K.
Response:
The base salary, target annual bonus and long-term equity awards for Mr. Jasper were established according to the terms of his employment agreement. Mercer’s 2009 benchmarking data indicated that Mr. Jasper’s base salary, target annual bonus and target total direct compensation for 2009 each fell within the range of the 50th and 75th percentiles of the companies included in the benchmarking data. Mr. Jasper’s 2009 annual bonus was less than the targeted amount, so his 2009 base salary, annual bonus and total direct compensation each fell close to the 50th percentile of the companies included in the benchmarking data.
Similarly, Mr. Claiden’s base salary, target annual bonus and target total direct compensation for 2009 fell within the range of the 50th and 75th percentiles of the companies included in the benchmarking data. Mr. Claiden’s 2009 annual bonus was more than the targeted amount, but his 2009 base salary, annual bonus and total direct compensation each still fell within the 50th and 75th percentiles of the companies included in the benchmarking data.

Performance Bonus, page 20
8.	We note that your CEO Employment Agreement provides that your CEO has the opportunity for a target annual bonus equal to 200% of his base salary. Please tell us the specific bonus targets used for each of your named executive officers as a percentage of their individual base salaries. Confirm that you will provide such disclosure in future filings.
Response:
The 2009 annual bonus targets used for each of the named executive officers as a percentage of their individual base salaries were as follows:

a.	Mr. Jasper	200%
b.	Mr. Claiden	171%
c.	Mr. McLendon	N/A
Note that Mr. McLendon’s employment with Primus Asset Management terminated on February 23, 2009, so he was not eligible for a 2009 annual bonus.
The Company will include in future filings of its annual proxy statements, as applicable, the annual bonus targets used for each of the named executive officers as a percentage of their individual base salaries.
9.	We note that your performance bonus awards are paid in cash or restricted common shares which vest over three years, or a combination of the two. Please provide us with a discussion regarding how you determined the overall mix of cash and non-cash compensation to be paid to each named executive officer and confirm that you will provide similar disclosure in future filings. See Items 402(b)(2)(i) and (ii) of Regulation S-K.
Response:
The mix of cash and non-cash compensation to be paid to Mr. Jasper was established according to the terms of his employment agreement. Consequently, Mr. Jasper’s 2009 annual bonus was paid 50% in cash and 50% in restricted shares. The Company has a consistent practice with respect to other members of the Company’s operating committee to pay annual bonuses in the form of 70% cash and 30% equity. Accordingly, the Compensation Committee used the 70% cash and 30% equity mix for Mr. Claiden.
The mixes of cash and equity for Mr. Jasper and Mr. Claiden are intended to align the executives’ interests with those of the shareholders, by providing a substantial portion of the bonus in the form of equity that vests over time and thereby encouraging retention and long-term focus on shareholder interests. The equity awarded as part of the annual bonus program is in addition to the equity grants that the Company awards as part of the long-term incentive award program.

The Company will include in future filings, as applicable, a discussion of how the Compensation Committee determined the overall mix of cash and non-cash compensation to be paid to each named executive officer.
*     *     *
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Please do not hesitate to contact me at (212) 697-7001 or Richard Claiden, the Company’s Chief Operating and Financial Officer, at (212) 697-3733 if you should need further clarification or additional information with respect to the Company’s response. We also would appreciate if any further correspondence continues to be sent by facsimile to (212) 937-3498.
Very truly yours,
/s/ Thomas W. Jasper
Thomas W. Jasper
Chief Executive Officer